UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Aspect Medical Systems, Inc.

(Name of Subject Company)

Aspect Medical Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Class of Securities)

Nassib G. Chamoun

President and Chief Executive Officer

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Susan W. Murley, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 8, 2009, by Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Aspect common stock at a price per share of $12.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated October 8, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8:

“(i) Notice to Option Holders

On October 21, 2009, Aspect delivered the notice filed as Exhibit (a)(10) hereto to holders of outstanding options to purchase Aspect common stock. The notice is incorporated herein by reference.

(j) Notice to Participants in Aspect’s Employee Stock Purchase Plan.

On October 21, 2009, Aspect delivered the notice filed as Exhibit (a)(11) hereto to participants in Aspect’s Restated 1999 Employee Stock Purchase Plan current offering period (June 15, 2009 through December 11, 2009). The notice is hereby incorporated herein by reference.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(10)	Notice to holders of outstanding options to purchase shares of common stock, par value $0.01 per share, of Aspect Medical Systems, Inc., delivered by Aspect Medical Systems, Inc. on October 21, 2009.**

(a)(11)	Notice to participants in Aspect Medical Systems Inc.’s Restated 1999 Employee Stock Purchase Plan current offering period (June 15, 2009 through December 11, 2009), delivered by the Company on October 21, 2009.**

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. NEAL ARMSTRONG
Name:	J. Neal Armstrong
Title:	Vice President and Chief Financial Officer

Date: October 21, 2009